UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2021
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On November 3, 2021, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2021. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: November 5, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 3, 2021

Exhibit 99.1
QIAGEN reports strong results for third quarter and first nine months of 2021

● Q3 2021: Net sales rise 11% (+10% constant exchange rates, CER) to $535 million and adjusted diluted EPS unchanged at $0.58 ($0.58 CER) from Q3 2020, both well above outlook
◦Non-COVID product group sales grow 17% CER to $376 million building on excellent H1 2021 trends, COVID-19 product group sales decline 4% CER to $159 million
● 9M 2021: Net sales grow 28% (+25% CER) to $1.67 billion, non-COVID sales rise 27% CER to $1.15 billion; adjusted diluted EPS of $1.91 ($1.88 CER)
● 9M 2021: Operating cash flow up 134% to $441 million, free cash flow up 198% to $302 million
● Full-year 2021: Outlook upgraded to reflect stronger-than-expected Q3 2021 results, net sales now expected to grow at least 15% CER and adjusted diluted EPS of at least $2.48 CER
Venlo, the Netherlands, November 3, 2021 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results for the third quarter and first nine months of 2021.

In Q3 2021, net sales rose 11% (+10% at constant exchange rates, CER) to $535 million, which was well above the outlook for CER sales to be at the same level as in the year-ago period. Key drivers were a 48% CER gain in sales of the QuantiFERON-TB test to $79 million over Q3 2020 and solid growth in DNA sample technologies products. Also supporting the performance was a stronger-than-expected demand for COVID-19 testing solutions. Diluted earnings per share (EPS) were $0.57 in Q3 2021, up from $0.07 per share in the same period of 2020. Adjusted diluted EPS was $0.58 ($0.58 CER), which was above the outlook for $0.52-0.53 CER and unchanged from Q3 2020.

“QIAGEN’s results for the third quarter of 2021 confirm that our business continues to build strong momentum, especially our non-COVID product groups that delivered 17% CER growth,” said Thierry Bernard, Chief Executive Officer of QIAGEN N.V. “We are on track to reach our 2021 sales targets for our five pillars of growth while crossing a significant milestone of more than $2 billion in net sales. Our performance during 2021 has underscored the relevancy of QIAGEN in the molecular research and testing market, while we stand ready to address the volatile trends in COVID-19 testing.”

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “We have upgraded our full-year outlook for 2021 to reflect the stronger-than-expected results in the third quarter of 2021. Using the boost from the COVID-19 pandemic demand, as well as the momentum in our non-COVID product groups, we are making significant progress on initiatives to support the business expansion in the coming years thanks to our record operating cash flow combined with a commitment to disciplined capital allocation. This has given us the flexibility to make investments to further accelerate our five pillars of growth while increasing returns to shareholders, such as through the recently completed $100 million share repurchase program.”

Third quarter and first nine months 2021 results

Key figures

In $ millions (except EPS and diluted shares)	Q3			9M
	2021	2020	Change	2021	2020	Change
Net sales	535	484	11%	1,669	1,299	28%
Net sales - CER	531		10%	1,628		25%
Operating income	132	45	196%	457	231	98%
Adjusted operating income	165	170	-3%	556	430	29%
Net income	133	17	687%	383	147	162%
Adjusted net income	135	136	-1%	443	343	29%
Diluted EPS	$0.57	$0.07	714%	$1.65	$0.63	162%
Adjusted diluted EPS	$0.58	$0.58	0%	$1.91	$1.47	30%
Adjusted diluted EPS - CER	$0.58		0%	$1.88		28%
Diluted shares (in millions)	232	236		232	234
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

● Sales: Double-digit CER gains in consumables and related revenues more than offset a modest decline in instrument sales, which faced a challenging comparison to Q3 2020 that included significant COVID-19 testing demand. Non-COVID product group sales were supported by ongoing strong customer demand, especially for QuantiFERON-TB, Sample technologies, and NGS / genomics products. Positive currency movements against the U.S. dollar provided one percentage point of growth over the year-ago period.

● Operating income: Q3 2021 operating income rose 196% to $132 million (24.7% of sales) from $45 million (9.2% of sales) in the year-ago quarter, which included $104 million of expenses for the discontinued tender offer. Adjusted operating income declined 3% to $165 million (30.8% of sales) from $170 million (35.2% of sales) a year earlier. In Q3 2021, the gross margin and adjusted gross margin both declined about three percentage points to 63.1% and 66.6% of sales, respectively, from Q3 2020. Results for Q3 2021 included an inventory markdown of $6.2 million for COVID-19 antigen tests. Investments were made during Q3 2021 into QIAGEN’s five pillars of growth, in particular into the expansion of test menus and production capacity for the QIAstat-Dx, NeuMoDx and QIAcuity instruments. Sales and marketing expenses as well as general and administrative expenses as a percentage of sales in Q3 2021 were largely unchanged from the year-ago period.

●    EPS: Diluted EPS in Q3 2021 included a $30 million gain on the sale of milestone-related shares in Invitae Corp. that were received as part of Invitae’s purchase of QIAGEN’s minority investment in ArcherDx. Adjusted diluted EPS, which excludes this gain and other factors, was unchanged at $0.58 from Q3 2020, and included an after-tax charge of about $0.02 per share for the COVID-19 product inventory markdown. The tax rate for Q3 2021 was 12%, while the adjusted tax rate was 17%.

Sales by product groups

	Q3 2021				9M 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Sample technologies	$202	-5%	-6%	38%	$632	+11%	+8%	38%
Diagnostic solutions	$162	+37%	+35%	30%	$466	+54%	+51%	28%
Of which QuantiFERON	$79	+49%	+48%	15%	$208	+57%	+55%	12%
Of which QIAstat-Dx	$15	+2%	+2%	3%	$53	+46%	+42%	3%
Of which NeuMoDx	$23	+139%	+136%	4%	$78	+305%	+290%	5%
Of which Other	$44	+9%	+7%	8%	$128	+12%	+10%	8%
PCR / Nucleic acid amplification	$98	+3%	+2%	18%	$324	+27%	+24%	19%
Genomics / NGS	$53	+44%	+44%	10%	$183	+58%	+55%	11%
Other	$19	+1%	+2%	4%	$64	+10%	+9%	4%
Tables may have rounding differences. Percentage changes are to prior-year periods.

● Sample technologies: Sales of non-COVID kits in Q3 2021 represented about 65% of this product group and rose at a mid-single-digit CER rate over the year-ago period. Sales of kits used for COVID-19 testing declined more than 20% CER after strong sales in the year-ago period. A double-digit CER decline in instrument sales weighed on the overall underlying growth in consumables.

● Diagnostic solutions: The ongoing resumption of non-COVID clinical testing fueled the 35% CER growth in this product group. QuantiFERON latent tuberculosis (TB) was the key driver in Q3 2021, with 48% CER growth to $79 million, with the Americas and Asia-Pacific /Japan regions growing at least 50% CER and the Europe / Middle East / Africa region up more than 35% CER. Companion diagnostic co-development revenues and sales of precision medicine consumables both grew at double-digit CER rates in Q3 2021. Sales of QIAstat-Dx rose over Q3 2020 amid continued demand for syndromic respiratory testing. NeuMoDx sales growth benefited from COVID-19 demand and the increasing use of multiplex testing solutions for Influenza-Like-Illnesses (ILI). Sales for Q3 and the first nine months of 2021 included contributions from the full acquisition of NeuMoDx in September 2020.

● PCR / Nucleic acid amplification: Higher sales of consumables more than absorbed a decline in instrument sales after pandemic-driven demand in Q3 2020. Sales of the QIAcuity digital PCR instrument series continued at a good pace in Q3 2021, supported by increasing customer awareness after the launch in late 2020.

● Genomics / NGS: Results in Q3 2021 were driven by robust growth for universal consumables used in next-generation sequencing (NGS) for both Life Sciences and Molecular Diagnostics applications. QIAGEN Digital Insights, the Bioinformatics unit of QIAGEN, delivered sales growth above 20% CER and, in particular, saw double-digit CER gains in clinical applications.

Sales by geographic region

	Q3 2021				9M 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$248	+9%	+9%	46%	$749	+29%	+29%	45%
Europe / Middle East / Africa	$174	+6%	+6%	33%	$595	+30%	+24%	36%
Asia-Pacific / Japan	$112	+22%	+20%	21%	$325	+25%	+20%	19%
Tables may have rounding differences. Percentage changes are to prior-year periods.
Rest of world represented less than 1% of sales.

● Americas: The U.S. delivered 19% CER growth in Q3 2021, driven by QuantiFERON-TB as well as more than 30% CER growth in the PCR / Nucleic acid amplification and Genomics / NGS product groups. This more than offset lower sales in Brazil and Mexico compared to Q3 2020.

● EMEA: Q3 2021 was led by double-digit CER gains in the United Kingdom, Italy and Switzerland, along with high-single-digit CER growth in Turkey against lower sales in France and Germany over Q3 2020.

● Asia-Pacific / Japan: China sales rose 16% CER in Q3 2021 on double-digit growth in instruments and consumables amid improving trends for non-COVID product groups. Higher sales were also seen in Japan, Australia and South Korea, while sales in India declined.

Sales by product type and customer class

	Q3 2021				9M 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$473	+13%	+12%	88%	$1,469	+31%	+28%	88%
Instruments	$62	-3%	-4%	12%	$200	+13%	+9%	12%
Molecular Diagnostics	$279	+18%	+17%	52%	$830	+35%	+31%	50%
Life Sciences	$256	+4%	+3%	48%	$839	+23%	+20%	50%
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by non-COVID and COVID-19 product groups

	Q3 2021				9M 2021
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Non-COVID product groups	$376	+18%	+17%	70%	$1,148	+30%	+27%	69%
COVID-19 product groups	$159	-3%	-4%	30%	$522	+25%	+22%	31%
Tables may have rounding differences. Percentage changes are to prior-year periods.

Key cash flow data

	9M
In $ millions	2021	2020	Change
Net cash provided by operating activities	441	188	134%
Net cash used in investing activities	(298)	(389)	-23%
Net cash (used in) provided by financing activities	(119)	43	-379%
Free cash flow	302	101	198%

● Net cash provided by operating activities reflected the strong growth in net sales in 2021 compared to the same period of 2020. Results for 2021 also included higher cash paid for income taxes, which was $97 million in 9M 2021 compared to $32 million in the comparative period. The 9M 2020 results also included $119 million of cash paid for the discontinued tender offer and $50 million for restructuring activities that were announced in late 2019.

● Net cash used in investing activities in the 2021 period included $138 million of purchases of Property, Plant and Equipment, primarily to expand production capacity for QIAGEN’s five pillars of growth in Europe and the U.S., as well as $363 million of purchases of short-term investments. These were partially offset by $172 million of proceeds from sales of short-term investments, primarily from the sale of shares received from Invitae Corp. related to the acquisition of QIAGEN’s stake in ArcherDx, as well as $47 million of cash received for collateral assets.

● Net cash used in financing activities included payments of $82 million for the 2021 share repurchase program and $41 million paid out for debt repayments, which were primarily the repayment of two tranches of the German private corporate bonds (Schuldschein) that had reached maturity.

QIAGEN Sample to Insight portfolio updates

Among recent developments in QIAGEN's Sample to Insight portfolio of differentiated molecular solutions for use in the Life Sciences and Molecular Diagnostics:

Sample technologies

● The PreAnalytiX PAXgene Saliva Collector PreAnalytiX PAXgene Saliva Collector was launched in August as a new method of sample collection for initial use in sample collection for SARS-CoV-2 research. It was developed by PreAnalytiX, a joint venture between QIAGEN and Becton Dickinson. Additional applications are being developed for this sample collection kit, including for the analysis of DNA.

● QIAGEN is on track to make the EZ2 Connect EZ2 Connect, the next generation of the EZ1 automated sample-processing platform, available to customers during Q4 2021. Key applications include biomedical research, forensics and clinical diagnostics. The new platform builds on QIAGEN’s EZ1 platform, of which more than 4,500 units were installed worldwide at the end of 2020, and complements the QIAsymphony and QIAcube instrument portfolios.

Diagnostic solutions

● The QIAstat-Dx Respiratory 4 Plex Flu A-B/RSV/SARS-CoV-2 test has been launched as a CE-IVD test to identify whether patients have common seasonal respiratory infections such as influenza (Flu A or B), respiratory syncytial virus (RSV) or SARS-CoV-2. Further test menu expansion plans are on track with plans for the late 2021 launch of the CE-IVD version of the QIAstat-Dx Meningitis test and the FDA submission of the Gastrointestinal test.

● QIAGEN received a U.S. government grant to increase consumables production capacity for its NeuMoDx 96 and 288 clinical integrated PCR systems for use in core labs. The grant will be implemented at QIAGEN’s site in Ann Arbor, Michigan, and focused on capacity expansion for COVID-19 tests running on NeuMoDx instruments.

● QIAreach QuantiFERON-TB was launched in October as a portable test for tuberculosis (TB) detection and help support achieving global TB elimination targets by increasing access to TB testing in high burden, low-resource regions.

● QIAGEN signed a master collaboration agreement with OncXerna Therapeutics, Inc. to develop a companion diagnostic assay based on NGS technology for navicixizumab, one of OncXema’s therapeutic compounds in development for oncology applications. The agreement also provides QIAGEN with access to OncXema’s Xerna™ TME (tumor microenvironment) panel.

PCR / Nucleic acid amplification

● QIAGEN has started a partnership leveraging its QIAcuity digital PCR instruments with GT Molecular. The goal is to develop complete wastewater workflow assays for surveillance of COVID-19 outbreaks, initially for U.S. and Canadian laboratories and later in other countries.

Full-year and Q4 2021 outlook

QIAGEN has upgraded its outlook for full-year 2021 based on the stronger-than-expected Q3 2021 results. Net sales are now expected to grow at least 15% CER and for adjusted diluted EPS to reach at least $2.48 CER. Based on exchange rates as of November 1, 2021, currency movements against the U.S. dollar are expected to create a positive impact of about two percentage points on net sales growth at actual rates for full-year 2021. A positive impact of about $0.02 per share is expected on adjusted EPS.

For the fourth quarter of 2021, net sales are expected to decline approximately 9% CER. Adjusted diluted EPS is expected to be at least $0.60 CER compared to $0.68 in the year-ago quarter. Based on exchange rates as of November 1, 2021, currency movements against the U.S. dollar are expected to cause headwinds of about one percentage point to net sales growth at actual rates for Q4 2021. A headwind of about $0.01 per share is expected on adjusted diluted EPS.

Share repurchase program update

A program announced in July 2021 to repurchase up to $100 million of QIAGEN shares was fully completed by the end of October 2021. A total of 1.9 million shares were repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 44.89 per share and EUR 84.9 million in total. Repurchased shares will be held in treasury in order to satisfy obligations for employee share-based remuneration plans. Further information is available on the QIAGEN website (www.qiagen.com).

Investor presentation and conference call

A conference call is planned for Thursday, November 4, 2021, at 14:30 Central European Time (CET) / 9:30 Eastern Daylight Time (EDT). A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a replay will also be made available after the event. A presentation is available at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx as of Thursday, November 4, 2021, at 12:30 Central European Time (CET) / 7:30 Eastern Daylight Time (EDT).

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of September 30, 2021, QIAGEN employed more than 6,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676 / robert.reitze@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended September 30,
(In $ thousands, except per share data)	2021	2020
Net sales	534,745	483,763
Cost of sales:
Cost of sales	181,214	147,297
Acquisition-related intangible amortization	16,314	15,692
Total cost of sales	197,528	162,989
Gross profit	337,217	320,774
Operating expenses:
Research and development	48,268	36,097
Sales and marketing	112,855	102,176
General and administrative	30,364	27,928
Acquisition-related intangible amortization	4,469	5,267
Restructuring, acquisition, integration and other, net	9,387	104,798
Total operating expenses	205,343	276,266
Income from operations	131,874	44,508
Other income (expense):
Interest income	3,263	1,715
Interest expense	(14,576)	(18,052)
Other income (expense), net	30,894	(267)
Total other income (expense), net	19,581	(16,604)
Income before income taxes	151,455	27,904
Income tax expense	18,316	10,994
Net income	133,139	16,910

Diluted net income per common share	$0.57	$0.07
Diluted net income per common share (adjusted)	$0.58	$0.58
Shares used in computing diluted net income per common share (adjusted)	232,129	235,785

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Nine months
	ended September 30,
(In $ thousands, except per share data)	2021	2020
Net sales	1,669,259	1,299,112
Cost of sales:
Cost of sales	540,576	394,084
Acquisition-related intangible amortization	51,687	45,746
Total cost of sales	592,263	439,830
Gross profit	1,076,996	859,282
Operating expenses:
Research and development	147,851	102,727
Sales and marketing	337,009	292,309
General and administrative	95,185	79,985
Acquisition-related intangible amortization	15,197	15,379
Restructuring, acquisition, integration and other, net	24,811	137,331
Long-lived asset impairments	—	1,034
Total operating expenses	620,053	628,765
Income from operations	456,943	230,517
Other income (expense):
Interest income	6,974	8,396
Interest expense	(42,021)	(54,414)
Other income (expense), net	38,558	(1,514)
Total other (income) expense, net	3,511	(47,532)
Income before income taxes	460,454	182,985
Income tax expense	77,041	36,482
Net income	383,413	146,503

Diluted net income per common share	$1.65	$0.63
Diluted net income per common share (adjusted)	$1.91	$1.47
Shares used in computing diluted net income per common share (adjusted)	232,125	234,008

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(In $ millions, except EPS data)
(unaudited)

Three months ended September 30, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	534.7	337.2	131.9	151.5	(18.3)	12%	133.1	$0.57
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	2.6	12.0	12.2	(3.2)		9.0	0.04
Purchased intangibles amortization (b)	—	16.3	20.8	20.8	(5.2)		15.6	0.07
Investment related gain, net (c)	—	—	—	(30.2)	7.6		(22.6)	(0.10)
Non-cash interest expense charges (d)	—	—	—	7.8	—		7.8	0.03
Non-cash other income, net (e)	—	—	—	0.3	—		0.3	0.00
Certain income tax items (f)	—	—	—	—	(8.6)		(8.6)	(0.04)
Total adjustments	—	18.9	32.7	10.8	(9.4)		1.5	0.01
Adjusted results	534.7	356.1	164.6	162.3	(27.7)	17%	134.6	$0.58
*Using 232.1 M diluted shares

Three months ended September 30, 2020	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	483.8	320.8	44.5	27.9	(11.0)	39%	16.9	$0.07
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	0.1	104.9	105.5	(12.7)		92.8	0.39
Purchased intangibles amortization (b)	—	15.7	21.0	21.0	(5.3)		15.6	0.07
Investment related gain, net (c)	—	—	—	(1.4)	(0.1)		(1.5)	(0.01)
Non-cash interest expense charges (d)	—	—	—	11.0	—		11.0	0.05
Non-cash other income, net (e)	—	—	—	0.7	—		0.7	0.00
Certain income tax items (f)	—	—	—	—	0.4		0.4	0.00
Total adjustments	—	15.7	125.8	136.7	(17.6)		119.1	0.51
Adjusted results	483.8	336.5	170.3	164.6	(28.6)	17%	136.0	$0.58
*Using 235.8 M diluted shares

–Please see footnotes for these tables on the following page.

Nine months ended September 30, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,669.3	1,077.0	456.9	460.5	(77.0)	17%	383.4	$1.65
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	7.1	31.9	32.2	(7.8)		24.4	0.10
Purchased intangibles amortization (b)	—	51.7	66.9	66.9	(16.8)		50.1	0.22
Investment related gain, net (c)	—	—	—	(36.8)	9.2		(27.6)	(0.12)
Non-cash interest expense charges (d)	—	—	—	23.0	—		23.0	0.10
Non-cash other income, net (e)	—	—	—	(0.7)	—		(0.7)	0.00
Certain income tax items (f)	—	—	—	—	(9.4)		(9.4)	(0.04)
Total adjustments	—	58.7	98.8	84.5	(24.9)		59.7	0.26
Adjusted results	1,669.3	1,135.7	555.7	545.0	(101.9)	19%	443.1	$1.91
*Using 232.1 M diluted shares

Nine months ended September 30, 2020	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,299.1	859.3	230.5	183.0	(36.5)	20%	146.5	$0.63
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	0.3	138.7	141.5	(21.8)		119.7	0.51
Purchased intangible amortization (b)	—	45.7	61.1	61.1	(15.5)		45.6	0.20
Investment related loss, net (c)	—	—	—	0.2	0.0		0.1	0.00
Non-cash interest expense charges (d)	—	—	—	30.7	—		30.7	0.13
Non-cash other income, net (e)	—	—	—	0.6	—		0.6	0.00
Certain income tax items (f)	—	—	—	—	—		—	0.00
Total adjustments	—	46.0	199.8	234.1	(37.3)		196.8	0.84
Adjusted results	1,299.1	905.3	430.3	417.1	(73.8)	18%	343.3	$1.47
*Using 234.0 M diluted shares
(a) Results for 2021 include continued integration-related activities for the NeuMoDx acquisition completed in September 2020. Results for 2020 include expenses associated with the public takeover offer for QIAGEN. A restructuring program was initiated in late 2019, and charges are expected to be incurred through the end of 2021.
(b) Results for 2021 include the amortization of NeuMoDx intangible assets acquired in September 2020.
(c) Amounts include mark-to-market adjustments and gains or losses recognized upon the sale or impairment of investments. Results for 2021 include the 2021 gain on the sale of shares held in Invitae Corporation received following Invitae's acquisition of ArcherDx, in which QIAGEN held a minority interest, and settlement of the related hedge.
(d) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes. The decrease in non-cash interest expense in 2021 reflects the repayment of notes that were due in March 2021.
(e) Adjustment for the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(f) This includes the impact of the estimated annual effective tax rate applied to the pretax amount in order to calculate the non-GAAP provision for income taxes. Additionally, certain income tax items were excluded from adjusted results since these represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal or future income tax expense. QIAGEN does not believe the impact of these events reflects the performance of ongoing operations for the periods in which the impact of such events were recorded.
Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	September 30, 2021	December 31, 2020
Assets	(unaudited)
Current assets:
Cash and cash equivalents	617,541	597,984
Short-term investments	339,777	117,249
Accounts receivable, net	359,520	380,519
Inventories, net	335,691	291,181
Prepaid expenses and other current assets	375,867	237,472
Total current assets	2,028,396	1,624,405
Long-term assets:
Property, plant and equipment, net	612,114	559,372
Goodwill	2,353,913	2,364,031
Intangible assets, net	638,786	726,194
Deferred income tax assets	83,050	54,879
Fair value of derivative instruments	170,052	379,080
Other long-term assets	157,118	161,658
Total long-term assets	4,015,033	4,245,214
Total assets	6,043,429	5,869,619
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	371,637	42,539
Accounts payable	94,265	118,153
Accrued and other current liabilities	604,129	411,483
Total current liabilities	1,070,031	572,175
Long-term liabilities:
Long-term debt, net of current portion	1,568,656	1,880,210
Fair value of derivative instruments	172,175	393,455
Other long-term liabilities	196,725	186,724
Deferred income tax liabilities	22,102	39,216
Total long-term liabilities	1,959,658	2,499,605
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,811,538	1,834,169
Retained earnings	1,665,666	1,323,091
Accumulated other comprehensive loss	(291,601)	(243,822)
Less treasury stock, at cost — 3,493 and 2,844 shares in 2021 and 2020, respectively	(174,565)	(118,301)
Total equity	3,013,740	2,797,839
Total liabilities and equity	6,043,429	5,869,619

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months ended September 30,
(In $ thousands)	2021	2020
Cash flows from operating activities:
Net income	383,413	146,503
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	163,830	147,844
Non-cash impairments	—	1,034
Deferred income tax benefit	(29,394)	(17,793)
Other items, net including fair value changes in derivatives	35,251	61,158
Change in operating assets, net	(74,746)	(127,097)
Change in operating liabilities, net	(37,811)	(23,555)
Net cash provided by operating activities	440,543	188,094
Cash flows from investing activities:
Purchases of property, plant and equipment	(138,166)	(86,746)
Purchases of intangible assets	(14,365)	(150,851)
(Purchases of) proceeds from investments, net	(2,199)	1,001
Cash paid for acquisitions, net of cash acquired	—	(239,572)
Purchases of short-term investments	(362,683)	(49,770)
Proceeds from sales of short-term investments	172,223	144,621
Cash received for collateral asset	47,430	(4,317)
Other investing activities	43	(3,145)
Net cash used in investing activities	(297,717)	(388,779)
Cash flows from financing activities:
Repayment of long-term debt	(41,345)	(23,200)
Proceeds from issuance of common shares	7,865	7,479
Tax withholding related to vesting of stock awards	(21,392)	(13,422)
Cash received for collateral liability	19,600	15,100
Purchase of treasury shares	(82,292)	—
Other financing activities	(1,833)	(3,551)
Proceeds from short-term debt	—	59,345
Proceeds from exercise of call option related to cash convertible	—	12,271
Payment of intrinsic value of cash convertible notes	—	(11,233)
Net cash (used in) provided by financing activities	(119,397)	42,789
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,872)	(2,203)
Net increase (decrease) in cash, cash equivalents and restricted cash	19,557	(160,099)
Cash, cash equivalents and restricted cash, beginning of period	597,984	629,390
Cash, cash equivalents and restricted cash, end of period	617,541	469,291

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	440,543	188,094
Purchases of property, plant and equipment	(138,166)	(86,746)
Free Cash Flow	302,377	101,348
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.